UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CATASYS, INC.

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

44919F104

(CUSIP number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Avenue, Suite 100, East Tower Santa Monica, California 90404 (310) 576-3502

(Name, address and telephone number of person authorized to receive notices and communications)

April 18, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 44919F104	Page 2 of 5 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) David E. Smith
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds* PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 33,446,851 shares (See Item 5)
	(8)	Shared voting power N/A
	(9)	Sole dispositive power 33,446,851 shares (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 33,446,851 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 47.0% (See Item 5)
(14)	Type of reporting person* IN – Individual

* See Instructions

SCHEDULE 13D/A

CUSIP No. 44919F104	Page 3 of 5 Pages

This Amendment No. 6 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by Amendment No. 1 thereto, filed with the SEC on October 21, 2011, Amendment No. 2 thereto, filed with the SEC on November 3, 2011, Amendment No. 3 thereto, filed with the SEC on November 17, 2011, Amendment No. 4 thereto, filed with the SEC on December 12, 2011, and Amendment No. 5 thereto, filed with the SEC on February 2, 2012 (collectively, this “Schedule 13D”), by David E. Smith (“Mr. Smith”), with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On March 18, 2012, Mr. Smith purchased 8,312,500 shares of Common Stock from Catasys in a private placement at $0.16 per share (the “04/18/2012 Shares”). The source of funds used by Mr. Smith in such purchase was his personal funds.

In connection with such purchase, Catasys also issued to Mr. Smith a warrant (the “04/18/2012 Warrant”) exercisable for 8,312,500 shares of Common Stock at the exercise price of $0.16 per share, subject to potential future adjustment pursuant to the provisions of 04/18/2012 Warrant. The 04/18/2012 Warrant is exercisable immediately and expires on April 17, 2017. A copy of the form of warrant used for the 04/18/2012 Warrant is included as exhibit 4.1 to the Current Report on Form 8-K filed by Catasys with the SEC on April 20, 2012 and is hereby incorporated by reference into this Schedule 13D as Exhibit C hereto. The foregoing summary of the 04/18/2012 Warrant is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Mr. Smith acquired the 04/18/2012 Shares and the 04/18/2012 Warrant for investment purposes.

Due to the issuance of the 04/18/2012 Warrant and certain other warrants to other purchasers on April 18, 2012, the exercise price of a warrant that had been issued by Catasys to Mr. Smith on December 27, 2011 (the “12/27/2011 Warrant”), which is exercisable for 6,900,000 shares of Common Stock, was adjusted pursuant to the terms and conditions thereof from $0.32 per share to $0.16 per share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

SCHEDULE 13D/A

CUSIP No. 44919F104	Page 4 of 5 Pages

(a)-(b)

Mr. Smith beneficially owns, in the aggregate, 33,446,851 shares of Common Stock, representing approximately 47.0% of the outstanding Common Stock, and has sole voting and dispositive power over all such shares.(1)

Such shares are comprised of (i) the 8,312,500 shares of Common Stock that constitute the 04/18/2012 Shares, (ii) an additional 9,335,351 shares of Common Stock that Mr. Smith already owned, (iii) 8,312,500 shares of Common Stock issuable upon exercise of the 04/18/2012 Warrant, (iv) 6,900,000 shares of Common Stock issuable upon exercise of the 12/27/2011 Warrant, and (v) 586,500 shares of Common Stock issuable upon exercise of two other warrants that Mr. Smith already owned.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

C	Warrant, dated as of April 18, 2012, by Catasys in favor of Mr. Smith, exercisable for 8,312,500 shares of Common Stock (incorporated by reference to exhibit 4.1 of the Current Report on Form 8-K filed by Catasys with the SEC on April 20, 2012).

(1) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 55,341,445 shares of Common Stock issued and outstanding as of April 18, 2012 after giving effect to all issuances of Common Stock by Catasys through April 18, 2012, according to information provided by Catasys to Mr. Smith, and (ii) an estimated 15,799,000 shares of Common Stock issuable upon exercise of all warrants held by Mr. Smith.

SCHEDULE 13D/A

CUSIP No. 44919F104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2012

DAVID E. SMITH

/s/ David E. Smith